Jones Lang LaSalle Income Property Trust, Inc.

200 East Randolph Drive

Chicago, Illinois 60601

October 1, 2012

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Jones Lang LaSalle Income Property Trust, Inc.

Request for Acceleration

File No. 333-177963

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jones Lang LaSalle Income Property Trust, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement on Form S-11 (File No. 333-177963) and declare the Registration Statement, as then amended, effective as of 5:30 p.m., Washington, D.C. time, on October 1, 2012 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

In connection with this request for acceleration of effectiveness, the Company acknowledges that: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to call me at (312) 228-2755.

Sincerely,

/s/ Gordon G. Repp
Gordon G. Repp General Counsel and Secretary

cc:	Ms. Sonia Barros

Ms. Folake Ayoola

Ms. Rosemarie A. Thurston

Mr. Jason W. Goode